UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-15399

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Boise Paper Holdings, L.L.C.

Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America

1955 West Field Court

Lake Forest, IL 60045

Boise Paper Holdings, L.L.C.

Savings Plan

Page
A. Financial Statements
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
B. Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	15
C. Exhibit
Item 23 Consent of Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

Boise Paper Holdings, L.L.C. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Boise Paper Holdings, L.L.C. Savings Plan (the Plan) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Form 5500 Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Form 5500 Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 28, 2016

Boise Paper Holdings, L.L.C.

Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Assets:
Plans interest in master trust	$256,385,658	$—
Investments, at fair value	—	308,291,287
Notes receivable from participants	4,520,092	5,159,624
Contribution receivable:
Company	2,163,857	1,853,005
Participant	345,818	—

	263,415,425	315,303,916
Liabilities
Administrative expenses payable	3,897	—

Net assets available for benefits	$263,411,528	$315,303,916

See accompanying notes to the financial statements.

Boise Paper Holdings, L.L.C.

Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015
Additions:
Contributions:
Participants	$11,585,382
Company	7,339,624
Rollovers	642,859
Transfers from Boise Paper Holdings, L.L.C. Retirement Savings Plan	2,927,895
Net investment income from the master trust	19,689,961
Income from investments:
Net depreciation in fair value of investments	(11,501,748)
Dividend income	236,337
Interest income from participant notes receivable	237,841

Total additions	31,158,151
Deductions:
Benefits payments	82,905,241
Administrative expenses	145,298

Total deductions	83,050,539

Net decrease	(51,892,388)
Net assets available for benefits:
Beginning of year	315,303,916

End of year	$263,411,528

See accompanying notes to the financial statements.

Boise Paper Holdings, L.L.C.

Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1. Description of Plan

The following description of the Boise Paper Holdings, L.L.C., Savings Plan (the “Plan”) provides only general information. The Plan Sponsor is Packaging Corporation of America (the “Company” or “PCA”). Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers all U.S. salaried employees of Boise Paper Holdings, L.L.C., a subsidiary of PCA, with the exception of employees of the Company’s Hexacomb Corporation subsidiary. The Benefits Administration Committee is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. Both committees are appointed by the Board of Directors.

On October 25, 2013, PCA acquired 100% of the outstanding stock and voting equity interests of Boise Inc. (“Boise”). As part of the integration of Boise into PCA, the assets of the Plan and the Boise paper Holdings, L.L.C. Savings Plan were transferred to the Packaging Corporation of America Defined Contribution Master Trust (the “Master Trust”) on October 1, 2015. The Plan’s record keeper and Trustee also changed on that date from the Principal Financial Group to Aon Hewitt and The Northern Trust, respectively. The Pavilion Advisory Group is the investment advisor to the Plan.

Contributions

Eligible new employees, who work at least 20 hours per week, are automatically enrolled in the Plan at a pretax contribution rate of 3% with contributions automatically invested in an appropriate target retirement date fund with annual automatic 1% contribution rate increases up to a maximum of 10%. They may opt out of participation, adjust their contribution rate or their investment selections at any time. Generally, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, with such contributions limited to $18,000 and $17,500 in 2015 and 2014, respectively, for employees under age 50 and $24,000 and $23,000 in 2015 and 2014, respectively, for employees age 50 and older. Contributions may be made on a pre-tax basis, or a Roth after-tax basis, or a combination of the two. Participants may also contribute amounts representing distributions from other defined contribution plans (rollover). The Company makes a nondiscretionary, nonmatching contribution of 3% of eligible compensation for all participants. The Company also matches 50% of the first 3% of eligible compensation that a participant contributes to the Plan, and may make an additional discretionary matching contribution each year. The amount of any discretionary match is determined and announced annually and may vary.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings or losses and is charged with an allocation of administrative expenses. Allocations are based on each participant’s account balance, as defined, in relation to the balance of all participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Company contributions and earnings thereon vest depending on the type of employer contribution. However, regardless of a participant’s years of service or contribution, a participant is 100% vested upon his or her 65th birthday, death or disability while employed. Forfeited non-vested accounts are applied to reduce future Company contributions.

Investment Options

Participants may elect to invest their account balances in any of the available investment options provided by the Plan. Participants may change their investment options on any business day, subject to short-term trading restrictions outlined in the plan document.

Effective October 1, 2015 the portion of the Plan currently invested in the PCA Common Stock Fund, and any future employee or employer contributions used to acquire PCA common stock, is invested in an Employee Stock Ownership Plan (“ESOP”). Plan participants have the ability to instruct the Plan’s trustee to distribute directly to them future cash dividends paid on shares of PCA common stock credited to their PCA common stock ESOP. The election to receive cash dividends is made through the PCA Benefits Center, and dividends will be reported as taxable income.

Benefit Payments

On termination of employment, where an account balance is $1,000 or less, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. On termination of employment, where an account balance is greater than $1,000, a participant may elect the manner in which their account balance is received. For termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account; quarterly, semi-annual, or annual installments; or a combination of lump sum and installment payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or may defer distribution to his or her retirement date and then choose from the retirement distribution options. Participants may also choose partial withdrawals at any time after termination of employment. A participant’s entire account balance shall be distributed no later than April 1 following the later of the calendar year in which the participant attains age 70 1⁄2 or the calendar year in which the participant’s termination of employment occurs.

Administrative Expenses

Administrative expenses are paid from Plan assets, to the extent not paid by the Company.

Notes Receivable from Participants

A participant may borrow an amount from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding balance during the previous 12 months less any outstanding notes receivable balance on the date of the new note), 50% of their vested account balance, or 100% of their account balance not including employer contributions and earnings thereon. The notes are secured by the balance in the participant’s account. The interest rate on new notes is set at prime plus 2%. Notes receivable from participants are repayable ratably through payroll deductions over a maximum of five years.

Effective October 1, 2015 the loan interest rate changed from prime plus 2% to prime.

Forfeitures

At December 31, 2015, forfeited non-vested accounts totaled $21,865. These accounts will be used to reduce future employer contributions. In 2015, employer contributions were reduced by $289,742 from forfeited non-vested accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

At December 31, 2014, investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

At December 31, 2015, the Plan’s beneficial interest in the Master Trust represents the Plan’s share of the Master Trust’s investments stated at fair value. See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on the settlement date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recently Issued or Newly Adopted Accounting Standards

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure fair value of fully benefit-responsive investment contracts and provide certain disclosures. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Part III is to be applied prospectively. Plans can early adopt any of the ASU’s three parts without early adopting the other parts. Management has elected to adopt Parts I and II of the ASU early. Part III is not applicable to the Plan. The adoption was applied retrospectively and resulted in the elimination of the disclosures noted above. The adoption of this accounting guidance did not have an effect on the Plan’s net assets available for benefits or changes in net assets available for benefits. See Note 3, Master Trust, for the new simplified disclosures related to the Plan’s investments.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. Although the new standard is not effective until annual and interim reporting periods beginning after December 15, 2016, early adoption is permitted. The Plan early adopted the provisions of this guidance effective December 31, 2014, and the adoption had no impact on the Plan’s financial statements. See Note 4, Fair Value Measurements, for the new fair value disclosures related to the Plan’s investments.

There were no other accounting standards recently issued that had or are expected to have a material impact on the Plan’s financial statements and associated disclosures.

3. Master Trust

On October 1, 2015, assets of the Plan and the Boise Paper Holdings L.L.C. Retirement Savings Plan were transferred into the Master Trust. The Master Trust includes assets of the Plan, the Packaging Corporation of America Retirement Savings Plan for Salaried Employees, the Packaging Corporation of America Thrift Plan for Hourly Employees, and the Boise Paper Holdings L.L.C. Retirement Savings Plan. All of the Plan’s investments are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust specifically identifies contributions, benefit payments, and plan-specific expenses attributable to each participating plan. Investment gains (losses) are allocated to each participating plan in the Master Trust on a daily basis based on each plan’s separate interest in the Master Trust. At December 31, 2015, the Plan’s interest in the net assets of the Master Trust at fair value was 20.5% or $256,385,658.

The investments held by the Master Trust and the Plan’s percentage interest in each of the investments within the Master Trust are presented below.

	December 31, 2015	Plan’s Percentage Interest
Assets
Mutual funds	$323,668,860	8.6%
Self-directed brokerage accounts	23,667,949	52.3
Common collective trust funds	418,269,885	23.1
Common stock	167,062,742	0.1
Target date funds	277,179,293	36.7
Short-term investment fund	43,030,850	41.2

Total assets at fair value	$1,252,879,579	20.5%

Investment income for the Master Trust was as follows:

Year Ended December 31, 2015
Interest income	$1,994,491
Dividends	7,234,084
Other income	915,450
Net realized and unrealized appreciation in fair value of:
Mutual funds	11,212,230
Self directed brokerage accounts	23,667,949
PCA common stock	(36,563,465)
Common collective trust funds	7,698,056

Total investment income	$16,158,795

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds: Valued at daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish daily net asset values (“NAV”) and to transact at that price. The mutual funds held by the Plan are considered actively traded.

Common stocks: Valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).

Self-directed brokerage account: Valued at the closing price reported on the active market on which the individual securities are traded.

Target date funds: Valued at the NAV provided by the Trustee. While the underlying assets are actively traded on an exchange, the funds are not.

Common collective trust funds: Valued at the NAV provided by the administrator of the fund which is used as a practical expedient to estimate fair value. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Plan has no contractual obligations to further invest in the funds.

Short-term investments: valued at cost, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets carried at fair value and the Plan’s assets at fair value as of December 31, 2015 and 2014, respectively.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Master trust investments
Mutual funds	$323,668,860	—	—	$323,668,860
Self-directed brokerage accounts	23,667,949	—	—	23,667,949
Common stock	167,062,742	—	—	167,062,742
Short-term investment fund	—	—	—	43,030,850
Target date funds	—	—	—	277,179,293
Common collective trust funds	—	—	—	418,269,885

Total master trust investments	$514,399,551	$—	$—	$1,252,879,579

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Self-directed brokerage accounts:
Cash	$13,820	$—	$—	$13,820
Mutual funds	11,033,607	—	—	11,033,607
Fixed income	11,764,191	—	—	11,764,191
Corporate stock	8,370,648	—	—	8,370,648
Government securities	854,986	—	—	854,986
Other investments measured at net asset values (a)	—	—	—	276,254,035

Plan assets, at fair value	$32,037,252	$—	$—	$308,291,287

(a)	Investments are common collective trust funds valued at NAV provided by the Trustee. While the underlying assets are actively traded on an exchange, the funds are not.

There were no significant transfers between Levels 1, 2, or 3.

5. Investments

During the nine months ended September 30, 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Depreciation of Investments at September 30, 2015
Mutual funds	$(4,471)
Common collective trust funds	(10,767,563)
Self-directed brokerage accounts	(729,714)

Net depreciation in fair value of investments	$(11,501,748)

For the fourth quarter 2015, the Plan’s investments income are included in the Master Trust’s investment income table in Footnote 3.

6. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 21, 2011, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken on uncertain positions that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per financial statements	$263,411,528	$315,303,916
Amounts allocated to withdrawn participants	(134,000)
Deemed distributions included in net assets available for benefits	—	(54,771)

Per Form 5500	$263,277,528	$315,249,145

The following is a reconciliation of net decrease per the financial statements to Form 5500:

Year ended December 31, 2015
Total net decrease per the financial statements	$(51,892,388)
Amounts allocated to withdrawing participants at December 31, 2015	(134,000)

Total net decrease per the Form 5500	$(52,026,388)

9. Related Party Transactions

As of October 1, 2015 the Plan invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2015, the Plan received $1,906 in common stock dividends from the Company.

The Plan’s record keeper, trustee, custodian and investment advisor described in Note 1 are each a party-in-interest to the Plan as defined by ERISA. Parties in interest to the Plan are noted in the Schedule H, Line 4i - Schedule of Assets. KPMG LLP, the auditor of the Plan’s financial statements, is also a party in interest.

10. Subsequent Event

Effective January 1, 2016, new employees no longer have to work a minimum of 20 hours per week to enroll in the Plan and new employees will no longer be automatically enrolled. The Plans’ nondiscretionary, matching, and discretionary contributions will be eliminated and replaced with the following: $0.80 for each $1.00 contributed for the first 4% of pay and $0.50 for each dollar on the next 4% contributed by participants, which will vest immediately. The Company will also provide a retirement savings contribution from 0% - 5% based on years of service each pay period, which will vest after three years of service. In addition, a participant’s entire account balance will be distributed no later than April 1 following the calendar year in which the participant attains age 69, instead of 70  1⁄2, or the calendar year in which the participant’s termination of employment occurs. Lastly, the Hexacomb salaried participant account balances will be transferred into this Plan effective January 1, 2016.

The Company has evaluated subsequent events after the Statement of Net Assets Available for Plan Benefits date through June 28, 2016, the date that the financial statements were issued.

Supplemental Schedule

Packaging Corporation of America

Boise Paper Holdings, L.L.C. Savings Plan

Schedule H, Line 4i - Schedule of Assets

(Held at End of Year)

EIN 26-1279115 Plan 001

December 31, 2015

Description		Shares	Fair Value
Mutual Funds -
EuroPacific Growth Fund		2,771	$125,579
Dreyfus/Boston Small/Mid Cap Growth Fund		14,456	226,810
Fidelity Growth Company Fund		16,737	2,291,922
Loomis Sayles Value Fund		12,230	242,879
Victory-Integrity Small Cap Value Fund R6		8,884	276,565
Templeton Global Bond Fund R6		13,483	155,454
Metropolitan West Total Return Bond Fund		1,660,501	16,639,688
Principal Diversified Real Asset I Fund		743,088	7,780,132

Total Mutual Funds			$27,739,029

Self-Directed Brokerage Accounts			$12,394,634

Common Stock -
Packaging Corporation of America Common Stock		3,466	$220,588

Short-Term Investment Funds -
Short-Term Investment Fund		59,799	$59,825
State Street Target Retirement Income		350,820	3,663,609
State Street Target Retirement 2015		1,307,814	14,002,766

Total Short-Term Investment Funds			$17,726,199

Target Date Funds -
State Street Target Retirement 2020		2,668,712	$29,024,917
State Street Target Retirement 2025		2,517,824	27,658,292
State Street Target Retirement 2030		1,785,169	19,718,980
State Street Target Retirement 2035		1,013,997	11,221,899
State Street Target Retirement 2040		670,397	7,421,290
State Street Target Retirement 2045		316,332	3,497,688
State Street Target Retirement 2050		193,241	2,136,670
State Street Target Retirement 2055		83,053	918,482
State Street Target Retirement 2060		1,610	15,267

Total Target Date Funds			$101,613,484

Common Collective Trust Funds -
Northern Trust Collective Extended Equity Market Index Fund		160,612	$23,553,757
Northern Trust Collective S&P 500 Index Fund		273,194	47,494,763
State Street International Index Fund		740,187	13,571,323
JP Morgan Stable Value Fund		582,565	12,071,881

Total Common Collective Trust Funds			$96,691,724

Total Investments			$256,385,658

Notes Receivable from Participants	Rate of Interest	Maturity	Fair Value
Various (581 loans to 363 participants)	3.25%-9.75%	Varying, up to 5 years	$4,520,092

Total Assets (Held at End of Year)			$260,905,750

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Savings Plan
Date: June 28, 2016

/s/ PAMELA A. BARNES
Pamela A. Barnes
Vice President

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of KPMG LLP